

COMPOSE.AI, INC.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2022 & 2023

Table of Contents



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: COMPOSE.AI, INC. Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
June 18, 2024

COMPOSE.AI, INC. STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash in bank	178,264	445,851
Receivables	15,000	15,000
TOTAL CURRENT ASSETS	193,264	460,851
Noncurrent Assets:		
Fixed assets	1,355	1,776
TOTAL NONCURRENT ASSETS	1,355	1,776
TOTAL ASSETS	**194,619**	**462,627**
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts payable	35,983	5,753
Credit card payable	5,809	14,359
Other payables	52	301
TOTAL CURRENT LIABILITIES	**41,844**	**20,413**
EQUITY		
Capital stock	42	42
Additional paid-in capital	435,118	320,151
SAFE	2,805,000	2,255,000
Retained earnings	(3,087,385)	(2,132,979)
TOTAL EQUITY	**152,775**	**442,214**
TOTAL LIABILITIES AND EQUITY	**194,619**	**462,627**

COMPOSE.AI, INC. STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
SALES	176,442	8,327
OPERATING EXPENSES		
Dues and subscriptions	317,706	56,716
Salaries and wages	364,565	593,426
Contractors	302,588	458,095
General and administrative	74,356	36,633
Professional fees	61,408	70,219
Advertising and marketing	22,231	72,215
Depreciation	421	421
TOTAL OPERATING EXPENSES	1,143,275	1,287,725
OTHER INCOME		
Interest income	6,071	4,841
Government refund	5,180	39,513
Credit card refund	1,176	877
TOTAL OTHER INCOME	12,427	45,231
NET LOSS	**954,406**	**1,234,168**

COMPOSE.AI, INC. STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net loss	(954,406)	(1,234,168)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	421	421
Stock compensation	110,000	127,599
Receivables	-	(15,000)
Accounts payable	30,229	5,753
Credit card payable	(8,550)	8,511
Other payables	(249)	302
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	131,852	127,586
Net Cash used in Operating Activities	(822,554)	(1,106,582)
INVESTING ACTIVITIES		
Sale of fixed assets	-	2,105
Cash used in Investing Activities	-	2,105
FINANCING ACTIVITIES		
Issuance of shares	4,967	-
Issuance of SAFE	550,000	-
Shared repurchased	-	(136,174)
Cash used in Financing Activities	554,967	(136,174)
Cash at the beginning of period	445,851	1,686,502
Net Cash increase (decrease) for period	(267,587)	(1,240,651)
Cash at end of period	178,264	445,851

COMPOSE.AI, INC. STATEMENT OF CHANGES IN SHAREHOLDER EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		Additional Paid-in Capital	SAFE	Retained Earnings	Total Shareholder's Equity
	# of Shares	$ Amount				
Beginning balance at 1/1/22	4,655,633	47	192,554	2,255,000	(762,644)	1,684,957
Issuance of stocks	159,995	2	(2)	-	-	-
Stock compensation	-	-	127,599	-	-	127,599
Shares repurchased	(655,633)	(7)	-	-	(136,168)	(136,174)
Net loss	-	-	-	-	(1,234,168)	(1,234,168)
Ending balance at 12/31/22	4,159,995	42	320,151	2,255,000	(2,132,979)	442,214
Issuance of stocks	45,152	0	4,967		-	4,967
Stock compensation	-	-	110,000	-	-	110,000
Issuance of SAFE	-	-	-	550,000	-	550,000
Net loss	-	-	-	-	(954,406)	(954,406)
Ending balance at 12/31/23	4,205,147	42	435,118	2,805,000	(3,087,385)	152,775

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

COMPOSE.AI INC. ("the Company") was formed in Delaware on November 19, 2020. The Company generates revenue through subscription-based services. The Company's core offerings revolve around AI-powered content generation and automation solutions, designed to optimize productivity and streamline content creation processes for personal/academic/business use worldwide. The Company's headquarters is in New County, Delaware. The Company's customers will be located worldwide.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

<u>Concentrations of Credit Risks</u>

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

<u>Substantial Doubt About the Entity's Ability to Continue as a Going Concern:</u>

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses every year since inception and may continue to generate losses. . The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

<u>Use of Estimates and Assumptions</u>

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

<u>Fair Value of Financial Instruments</u>

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market

Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

<u>Cash</u>

The Company had $445,851 and $178,264 in cash as of December 31, 2022 and December 31, 2023, respectively.

<u>Property and Equipment</u>

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Computers	5	2,242	(842)	-	1,355

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling a subscription service to its customers. The Company's payments are generally collected at time of service or initiation of services. The Company's primary performance obligation is to ensure that subscribers receive the specified features and services outlined in their chosen plan throughout the subscription period. These performance obligations are tied to their subscription plans, which provide users with varying levels of access and functionality.

Operating Expenses

Operating expenses consist of expenses to independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following presents an analysis of the available options for purchasing the Company's currently issued and outstanding stock:

	Total Options	Weighted Average Exercise Price	Weighted Average Intrinsic Value
Total options outstanding, January 1, 2022	-	0.11	$ -
Granted	265,593	0.11	$ -
Exercised	-	0.11	$ -
Expired/canceled	(129,971)	0.11	$ -
Total options outstanding, December 31, 2022	135,622	0.11	$ -
Granted	-	0.11	$ -
Exercised	(45,152)	0.11	$ -
Expired/canceled	-	0.11	$ -
Total options outstanding, December 31, 2023	90,470	0.11	$ -
Options exercisable, December 31, 2023	-	0.11	$ -

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions required disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company has no debts or long term obligations.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.00001 per share. 4,159,995 shares and 4,205,147 shares were issued and outstanding as of 2022 and 2023, respectively.

Voting: Common are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2022 and 2023, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties amounting to $2,255,000 and $2,805,000, respectively. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $12M – 30M.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 18, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.